SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Banco Latinoamericano de Exportaciones, S.A.

February 19, 2008	By:	/s/ Pedro Toll
Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Full Year 2007 Net Income of $72.2 million, up 25% from 2006 and
Fourth Quarter Net Income of $15.5 million, up 5% from prior quarter;
Asset quality remains strong; liquidity strengthens.
Financial Highlights

Full Year 2007 vs. Full Year 2006:

•	Net income amounted to $72.2 million, an increase of 25%.

•	Operating income(1) amounted to $71.2 million, an increase of 81%.

•	The Commercial Division’s operating income increased 25%, to $42.3 million, driven by increased net interest income.

•	The Treasury Division’s operating income increased 84%, driven by higher net gains on the sale of securities available for sale.

•	Bladex Asset Management’s (“BAM”) operating income increased $18.6 million, driven by trading gains.

•	The Bank’s efficiency ratio improved from 42% to 34%.

Fourth Quarter 2007 vs. Third Quarter 2007:

•	Net income stood at $15.5 million, increasing 5%. Operating income amounted to $15.8 million, increasing 4%, driven by 9% in higher net interest income.

•	The average commercial portfolio rose 6% to $4.2 billion.

•	The Bank’s liquidity ratio (liquid assets / total assets) strengthened from 7.3% to 8.4%; deposits rose 1% to $1.5 billion.

•	As of December 31, 2007, the Bank had zero credits in non-accruing or past due status.

Fourth Quarter 2007 vs. Fourth Quarter 2006:

•	Operating income increased 12%, driven primarily by increased net interest income and non-interest operating income, which offset higher operating expenses.

•	Net income declined 26%, because of the impact of a one-time $5.6 million recovery on impaired assets that took place in the fourth quarter 2006.

•	The loan portfolio grew 25% to $3.7 billion.

(1) Operating income refers to net income, excluding reversals (provisions) for credit losses, and recoveries (impairment), on assets.

Panama City, Republic of Panama, February 19, 2008 - Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2007.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	2006	2007	4Q06	3Q07	4Q07
Net interest income	$58.8	$70.6	$16.7	$17.6	$19.1
Operating income by business segment:
Commercial Division	$33.7	$42.3	$8.6	$10.8	$11.4
Treasury Division	$5.6	$10.3	$0.6	$0.8	$2.8
Bladex Asset Management	$0.0	$18.6	$4.9	$3.7	$1.5
Operating income	$39.3	$71.2	$14.1	$15.2	$15.8
Net income	$57.9	$72.2	$21.1	$14.8	$15.5

EPS (1)	$1.56	$1.99	$0.58	$0.41	$0.43
Book value per common share	$16.07	$16.83	$16.07	$16.89	$16.83
Return on average equity (“ROE”) p.a.	10.0%	11.9%	14.5%	9.6%	9.9%
Tier 1 capital ratio	24.4%	20.9%	24.4%	21.6%	20.9%
Net interest margin	1.76%	1.71%	1.76%	1.65%	1.69%

Liquid Assets (2) / Total Assets	10.0%	8.4%	10.0%	7.3%	8.4%
Liquid Assets (2) / Total Deposits	37.7%	27.4%	37.7%	22.3%	27.4%

Total assets	$3,978	$4,791	$3,978	$4,454	$4,791
Total stockholders’ equity	$584	$612	$584	$614	$612

(1)	Earnings per share calculations are based on the average number of shares outstanding during each period.

(2)	Excludes cash balances in the proprietary asset management portfolio.

The following graphs illustrate Operating Income and the Return on Average Stockholders’ Equity trends from 2005 through 2007:

Comments from the Chief Executive Officer

Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarterly and year end results:

“The Bank’s performance during the fourth quarter, and during 2007 as a whole, was a proxy for the steady, quality growth pattern established by Bladex during the last four years.

During 2007, we achieved steady growth and solid returns across all of our business lines. The operating contribution of the Commercial Division increased 25%, the second consecutive year of double digit growth rates. The Commercial Division remains at the heart of the Bank’s business, responsible for 59% of the year’s operating results.

Our Treasury Division had a successful year as well, contributing 15% of operating income. In addition, we were able to strengthen liquidity and improve the diversification and relative cost of our funding.

Bladex’s proprietary asset management operations had what, in our opinion, can be objectively described as a banner year, with returns over NAV amounting to 23.34%.

These results prove that our business model combines the strength and stability of our credit risk-driven core business with higher-return, market-risk oriented activities.

After a four year period of ample liquidity and lax credit standards in the markets (to which Bladex never subscribed, as evidenced by our pristine portfolio), we are experiencing a steady improvement in our intermediation margins. In addition, current circumstances in the markets, while increasing the levels of volatility, provide Bladex with attractive opportunities.

Events in the financial markets during the last few months compel me to state unequivocally that Bladex is not afflicted with any of the types problems impacting some segments of the international financial industry. The Bank’s accounting records and information are simple, clear, transparent, and reflective of the entirety of our business.

Regarding our plans moving forward, further, steady improvement in ROE, while continuing to strengthen the Bank’s growing core business, will remain the driving force behind the management of the company. We will continue optimizing our business, convinced that our valuation will reflect the unique value of our franchise,“ Mr. Rivera concluded.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through December 31, 2007, Bladex had disbursed accumulated credits of over $152 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.bladex.com. A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
Attention: Mr. Carlos Yap, Chief Financial Officer
Tel. No. (507) 210-8563, e-mail: cyap@bladex.com,
-or-
Investor Relations Firm
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

New Chief Financial Officer contact information:
Mr. Jaime Celorio
New Chief Financial Officer
Tel: (507) 210-8630
Fax: (507) 269-6333
e-mail address: jcelorio@bladex.com

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, February 20, 2008, at 11:00 a.m., New York City time (Eastern Time). For those interested in participating, please dial (888) 335-5539 in the United States or, if outside the United States, (973) 582-2857. Participants should use conference ID# 33441861, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through February 27, 2008. Please dial (800) 642-1687 or (706) 645-9291, and follow the instructions. The Conference ID# for the replayed call is 33441861.